UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Richmont Mines Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

76547T106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76547T106

1	NAME OF REPORTING PERSON OXBRIDGE BANK & TRUST SCC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,710,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,710,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,710,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON BK / CO

CUSIP NO. 76547T106

1	NAME OF REPORTING PERSON H. GREGORY CHAMANDY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 975,4001
	8	SHARED VOTING POWER 1,710,000
	9	SOLE DISPOSITIVE POWER 975,4001
	10	SHARED DISPOSITIVE POWER 1,710,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,717,4001, 2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

1 Includes 15,000 options that are exercisable into shares of Common Stock within 60 days of the date hereof.
2 Includes 32,000 shares of Common Stock owned by Mr. Chamandy’s spouse that may be deemed to be beneficially owned by Mr. Chamandy.

CUSIP NO. 76547T106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value per share (the “Shares”), of Richmont Mines Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 161 Avenue Principale, Rouyn-Noranda, Quebec, Canada J9X 4P6.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Oxbridge Bank & Trust SCC, a Barbados segregated cell company (“Oxbridge”); and

(ii)	H. Gregory Chamandy (“Mr. Chamandy”), who serves as the Chairman of the Board of Oxbridge.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of Oxbridge is Ground Floor, Building 2, Chelston Park, Collymore Rock, St. Michael, Barbados.  The address of the principal office of Mr. Chamandy is 888 Sherbrooke West, Montreal, Quebec, Canada H3A 1G3.  The officers and directors of Oxbridge and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

(c)           The principal business of Oxbridge is carrying on a banking business in Barbados pursuant to a Bank License granted by the Central Bank of Barbados under the International Financial Services Act (Barbados).  Mr. Chamandy is a businessman and currently serves as the Vice Chairman of the Issuer and the Chairman of Oxbridge.

(d)           No Reporting Person, nor any person listed on Schedule B, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Oxbridge is incorporated under the laws of Barbados.  Mr. Chamandy is a citizen of Canada.

CUSIP NO. 76547T106

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,710,000 Shares owned directly by Oxbridge is approximately $6,116,708 (no brokerage commissions were charged).  The Shares owned directly by Oxbridge were acquired with working capital.

The aggregate purchase price of the Shares owned directly by Mr. Chamandy, including the Shares owned directly by Mr. Chamandy’s spouse, Chantal Condoroussis, which Mr. Chamandy may also be deemed to beneficially own, is $3,143,402, including brokerage commissions.  Of the 1,007,400 Shares beneficially owned by Mr. Chamandy, 960,400 Shares were acquired with Mr. Chamandy’s personal funds, 32,000 Shares were acquired with his spouse’s personal funds and the options to purchase 15,000 Shares were issued to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Issuer is a Canadian-based company whose Shares trade on both the Toronto Stock Exchange (TSX) and the NYSE Amex Equities (AMEX).  On May 8, 2009, the Reporting Persons filed on SEDAR an Early Warning Report disclosing that the Reporting Persons owned 2,610,000 Shares of the Issuer, representing approximately 10% of the Issuer’s outstanding Shares.  On May 12, 2009, the Reporting Persons issued a press release in Canada announcing that Mr. Chamandy was added to the slate to be elected to the Issuer’s Board of Directors at its Annual Meeting held on May 14, 2009 and that Mr. Chamandy was asked to serve as the Company's Vice-Chairman, if elected.  On May 15, 2009, the Issuer issued a press release announcing that Mr. Chamandy was elected to serve as a director at the Issuer’s Annual Meeting and was appointed Vice Chairman of the Issuer’s Board of Directors.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the other members of the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 26,113,156 Shares outstanding as of December 31, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 6, 2009.  All purchases of the Issuer’s Shares were made through open market purchases on the TSX commencing January 15, 2009.

CUSIP NO. 76547T106

As of the close of business on November 6, 2009, Oxbridge directly owned 1,710,000 Shares, constituting approximately 6.5% of the Shares outstanding.  As the Chairman of the Board of Oxbridge, Mr. Chamandy may be deemed to beneficially own the 1,710,000 Shares owned by Oxbridge, constituting approximately 6.5% of the Shares outstanding.  Mr. Chamandy disclaims beneficial ownership of the Shares held by Oxbridge, except to the extent of his pecuniary interest therein.

As of the close of business on November 6, 2009, Mr. Chamandy directly owned 975,400 Shares, including 15,000 Shares purchasable upon exercise of the options held by Mr. Chamandy, and Mr. Chamandy’s spouse directly owned 32,000 Shares, which Mr. Chamandy may also be deemed to beneficially own, constituting approximately 3.9% of the Shares outstanding.

(b)           Mr. Chamandy has shared voting and dispositive power with respect to the 1,710,000 Shares owned by Oxbridge by virtue of the authority he shares with the Oxbridge Board to vote and dispose of such Shares.  Mr. Chamandy has sole voting and dispositive power with respect to the 975,400 Shares he owns directly.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons.  All of such transactions were effected in the open market on the TSX.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except for Mr. Chamandy’s spouse with respect to the 32,000 Shares she owns directly.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 9, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Oxbridge Bank & Trust SCC and H. Gregory Chamandy, dated November 9, 2009.

CUSIP NO. 76547T106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2009

OXBRIDGE BANK & TRUST SCC

By:	/s/ H. Gregory Chamandy
	Name:	H. Gregory Chamandy
	Title:	Chairman of the Board

/s/ H. Gregory Chamandy
H. Gregory Chamandy

CUSIP NO. 76547T106

SCHEDULE A

Transactions in the Shares By the Reporting Persons

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

OXBRIDGE BANK & TRUST SCC

25,000	3.3500	02/11/2009
830,100	3.4961	02/12/2009
357,100	3.2499	03/02/2009
33,100	3.3500	03/05/2009
72,600	3.4998	03/13/2009
12,900	3.4879	03/16/2009
6,700	3.4643	03/18/2009
125,600	3.5000	03/19/2009
23,900	3.8686	03/23/2009
40,400	3.8379	03/24/2009
8,000	4.2769	03/26/2009
14,000	4.4867	03/27/2009
56,800	4.5981	03/30/2009
21,900	4.7093	04/01/2009
63,400	4.8261	04/02/2009
15,000	4.4789	04/02/2009
3,500	4.4409	05/07/2009

H. GREGORY CHAMANDY

32,800	2.1383	01/20/2009
11,900	2.2431	01/21/2009
33,600	2.3753	01/22/2009
23,600	2.4322	01/23/2009
22,200	2.4146	01/26/2009
36,500	2.7528	01/27/2009
39,400	3.1100	01/29/2009
45,000	3.0100	02/03/2009
32,000	3.1038	02/04/2009
23,000	3.0839	02/05/2009
25,000	3.1239	02/06/2009
70,800	3.2488	02/10/2009
24,600	3.3906	02/11/2009
57,800	3.2472	02/12/2009
42,500	3.5100	02/17/2009
27,300	3.4997	02/18/2009
80,200	3.5097	02/20/2009
10,000	2.9138	02/27/2009
900	3.1111	03/05/2009

CUSIP NO. 76547T106

11,000	3.2588	03/09/2009
5,200	3.3333	03/10/2009
7,400	3.5250	03/11/2009
44,400	3.4906	03/12/2009
49,700	3.4960	03/13/2009
95,200	3.5090	03/16/2009
12,000	3.4683	03/17/2009
15,000*	3.4564	03/17/2009
4,000	3.4843	03/18/2009
17,000*	3.4600	03/18/2009
22,400	3.0992	08/20/2009
10,000	3.0300	08/21/2009
22,500	3.0265	09/01/2009
1,500	3.0300	09/02/2009
36,000	3.0297	09/03/2009

* Shares acquired by Mr. Chamandy’s spouse that may be deemed to be beneficially owned by Mr. Chamandy.

CUSIP NO. 76547T106

SCHEDULE B

Directors and Officers of Oxbridge Bank & Trust SCC

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Darren C. Stark President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of Oxbridge Bank & Trust SCC	55A Millennium Heights Welches, Barbados	Canada

H. Gregory Chamandy Chairman of the Board	Vice Chairman of Richmont Mines Inc., Chairman of the Board of Oxbridge Bank & Trust SCC and Co-Chairman of Liquid Nutrition Inc.	888 Sherbrooke West Montreal, Quebec Canada H3A 1G3	Canada

Neal Griffith Director	President of Oxbridge Private Bank Inc.	Maxwell, Christchurch Barbados	Barbados

Roger Cave Director	Chief Executive Officer of Fortress Fund Managers Limited	Rowans, St. George Barbados	Barbados

Victor Fernandes Director	Chief Executive Officer of Starcom Network Inc.	Philip Drive, Pine Gardens St. Michael, Barbados	Barbados